Exhibit a(26)

CREDIT SUISSE TRUST

Certificate of Designation of Classes of Shares

(Effective as of December 30, 2019)

WHEREAS, the Trustees of the Credit Suisse Trust (the “Trust”), acting pursuant to Section 6.1 of the Agreement and Declaration of Trust of the Trust dated as of March 15, 1995, as amended through the date hereof (as so amended the “Declaration”), have heretofore authorized the issuance of an unlimited number of shares of beneficial interest (the “Shares”) in the Commodity Return Strategy Portfolio, a Portfolio of the Trust (the “Portfolio”), each representing an equal proportionate interest in the assets belonging the Portfolio;

WHEREAS, acting pursuant to Section 6.1(a) of the Declaration, at a meeting held on November 12, 2019, the Trustees of the Trust have divided the Shares of the Portfolio into two classes of shares of the Portfolio (each, a “Class” and collectively, the “Classes”) effective as of December 30, 2019, with all issued and outstanding Shares of the Portfolio as of that date designated as Class 1 Shares of the Portfolio, and a second Class, designated as Class 2 Shares of the Portfolio, each Class with such relative rights, preferences, privileges, limitations, restrictions and other relative terms as are set forth below:

NOW THEREFORE, the Secretary of the Trust does hereby declare, pursuant to Section 6.1 of the Declaration, that following the actions referenced above, the following Classes of the Portfolio have been established and designated with such relative rights, preferences, privileges, limitations, restrictions and other relative terms as are set forth below:

Portfolio	Classes

Commodity Return Strategy Portfolio	Class 1	Class 2

1.                                      Each Share of each Class is entitled to all the rights and preferences accorded to Shares under the Declaration.

2.                                      The number of authorized Shares of each Class is unlimited.

3.                                      All Shares of a Class of the Portfolio shall be identical with each other and with the Shares of each other Class of the Portfolio except for such variations between Classes as may be authorized by the Trustees from time to time, including, without limitation, (a) the time and method of determining the purchase price, (b) the fees and expenses, (c) the qualifications for ownership, if any, (d) minimum purchase amounts, if any, (e) minimum account size, if any, (f) the price, terms and manner of redemption of, (g) any conversion or exchange feature or privilege, (h) the relative dividend rights, and (i) any other relative rights, preferences, privileges, limitations, restrictions and other relative terms and as are set forth in the Trust’s then currently effective registration statement under the Securities Act of 1933 to the extent pertaining to the offering of Shares of the Class of such

Portfolio, as the same may be amended and supplemented from time to time (“Prospectus”).  The Trustees may change the name or other designation of a Class; and take such other action with respect to the Classes as the Trustees in accordance with the Declaration may deem desirable.

4.                                      The designation of any Class hereby shall not impair the power of the Trustees from time to time to designate additional Classes of Shares of a Portfolio or terminate any one or more Classes of the Portfolio hereby designated.

5.                                      Capitalized terms not defined herein have the meanings given to such terms in the Declaration.

IN WITNESS WHEREOF, the undersigned, being the Secretary of the Trust, has executed this instrument as of this 30th day of December, 2019.

/s/ Karen Regan
Karen Regan
Secretary

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